UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2018

Commission File Number: 001-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the following Registration Statements of Pyxis Tankers Inc. (the “Company”):

●	Registration Statement on Form F-3 (File No. 333-222160) filed with the U.S. Securities Exchange Commission (“SEC”) on December 19, 2017; and

●	Registration Statement on Form F-3 (File No. 333-222848) filed with the SEC on February 2, 2018.

Resignation of Senior Vice President, General Counsel and Secretary

The Company announced today that Mr. Antonios Backos resigned from his positions as the Senior Vice President, General Counsel and Secretary of the Company and Secretary of all of the Company’s subsidiaries, effective October 15, 2018. Effective as of the same date, Konstantinos Lytras, the Chief Operating Officer of the Company, has agreed to serve as the Secretary of the Company and all of the Company’s subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: October 23, 2018